UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2024.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On August 31, 2024, Federico Pisanty gave written notice to Brera Holdings PLC (the “Company”) confirming his irrevocable resignation, effective immediately, from his positions with the Company as a member of the board of directors and as Head of International Business Development. Mr. Pisanty’s resignation was not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

This report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (File No. 333-276870), initially filed with the Securities and Exchange Commission (the “SEC”) on February 5, 2024, and declared effective by the SEC on February 13, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 10, 2024	BRERA HOLDINGS PLC

	By:	/s/ Pierre Galoppi
Pierre Galoppi
Chief Executive Officer